 Exhibit 99.1

Indicated Resource Increase of 6% at Essakane Mine, Burkina Faso and Diamond Drilling Update at Boto Gold Project, Senegal

TORONTO, April 23, 2015 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided additional drilling results from its 100% owned Boto Gold project in eastern Senegal and an updated resource estimate for its Essakane Mine, including Falagountou.

ESSAKANE MINE, BURKINA FASO

The Company announced today an updated resource estimate in accordance with National Instrument 43-101 for its Falagountou deposit, part of its Essakane Mine, located in north Burkina Faso. The Falagountou mineral resource estimate incorporates assay results from an additional 165 reverse circulation and diamond drill holes totaling 15,065 metres completed since the December 31, 2014 estimate reported by the Company.

The new indicated Essakane in-pit resource (100% basis, including the Falagountou deposit) totals 129.5 million tonnes averaging 1.20 grams of gold per tonne for 4.98 million ounces of contained gold and an inferred resource of 10.8 million tonnes averaging 1.38 grams of gold per tonne for 0.48 million ounces of contained gold. The updated resource estimate represents a 6% increase in indicated resources from the previously reported estimate.

The updated Essakane resource estimate benefited from both infill drilling that substantially upgraded the confidence of the estimate through conversion of inferred resources to indicated resources as well as step-out drilling to expand the overall resource base of the Falagountou deposit.

The Falagountou deposit now hosts an indicated resource of 12.5 million tonnes averaging 1.52 grams of gold per tonne for 0.61 million ounces of contained gold and an inferred resource of 0.58 million tonnes averaging 2.12 grams of gold per tonne for 40,000 ounces of contained gold. This new indicated resource represents an 84% gold content increase at Falagountou compared to the previously reported estimate.

Gordon Stothart, Executive Vice President and Chief Operating Officer for IAMGOLD said, "The additional higher grade material from the Falagountou deposit should further enhance the value of the Essakane mine.  We expect that these additional indicated resources can extend Essakane's peak production levels out beyond the previously forecasted next four years."

An open pit optimization was run on the Falagountou deposit estimated block model to constrain the resource and to support the CIM requirement that mineral resources have reasonable prospects for economic extraction. The resource estimate assumes a long-term gold price of US$1500/ounce.

The table below presents the mineral resource (100% basis) for Essakane, including the Falagountou deposit. Mineralized wireframes were interpreted and used to constrain grade interpolation by ordinary kriging with validation by inverse distance. The effective date of this resource estimate is April 1, 2015 and includes all validated drill results.

ESSAKANE'S MINERAL RESOURCES (1) (2) (3)

	December 31, 2014			April 1, 2015
	Tonnes (000s)	Grade (g/t)	Ounces Contained (000s)	Tonnes (000s)	Grade (g/t)	Ounces Contained (000s)
Essakane Main Zone (EMZ)
Indicated Resources	116,942	1.16	4,369	116,942	1.16	4,369
Inferred Resources	10,222	1.34	441	10,222	1.34	441
Falagountou
Indicated Resources	7,490	1.38	333	12,520	1.52	613
Inferred Resources	4,608	1.27	188	585	2.12	40
Consolidated Essakane
Indicated Resources	124,432	1.18	4,702	129,462	1.20	4,982
Inferred Resources	14,830	1.32	628	10,807	1.38	480

(1)	Cutoffs based on leached Au
(2)	Inside $1500/oz Whittle pit shell optimized on indicated and inferred
(3)	Consolidated EMZ & Falagountou resources excluding Q1 2015 depletion

Next Steps
In 2015, the Company is completing an exploration drilling program to test for further extensions to the Falagountou deposit. The gold mineralization continues toward the north and the south along the sediment-intrusive contact and remains open in these directions where potential extension of the deposit is possible. The drilling campaign commenced in March with two drill rigs in operation and is expected to be completed in the second quarter. The haul road is being completed and mining is expected to begin at Falagountou in the second half of 2015.

About the Falagountou gold deposit
The Falagountou deposit is located in NE Burkina Faso, about 8 kilometres SE of the of Essakane EMZ gold deposit. The gold mineralization is structurally controlled and is closely associated with a broad zone of hydrothermal quartz-calcite-chlorite alteration and deformation hosted in sheared and brecciated rocks in the hanging-wall contacts between sediment and intrusive rocks. (Figure 1)

BOTO GOLD PROJECT, SENEGAL

The Company has completed its planned infill drilling program and is reporting assay results from 28 diamond drill holes totaling 6,292 metres of the 12,416 metres completed in 2015.  The assay results are provided in Table 1 and include the following highlights:

Malikoundi prospect:

•	Drillhole DBDD-2219: 61 metres grading 2.61 g/t gold, including 4 metres grading 8.44 g/t gold including 2 metres grading 11.87 g/t gold
•	Drillhole DBDD-2222: 11 metres grading 11.29 g/t gold, including 5 metres grading 21.61 g/t gold
•	Drillhole DBDD-2266: 20 metres grading 6.52 g/t gold
Including 4 metres grading 13.63 g/t gold
Including 3 metres grading 8.26 g/t gold
33 metres grading 4.28 g/t gold
Including 2 metres grading 9.2 g/t gold
Including 2 metres grading 11.81 g/t gold
Including 6 metres grading 8.29 g/t gold
•	Drillhole DBDD-2270: 48 metres grading 2.23 g/t gold

A drill hole plan map is attached.  (See Figure 2)

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "The exploration team has done an outstanding job to complete the infill drilling program safely and on schedule.  Importantly, the assay results continue to confirm strong intervals of gold mineralization exhibiting high grades over significant thickness from the core of the Malikoundi deposit.  With the infill program now complete, we look forward to receiving the remaining results and updating the mineral resource estimate."

The Boto Gold project comprises 236 square kilometres of exploration licenses located in eastern Senegal along the Senegal-Mali border.  The geological setting of the project area is similar to the prolific Sadiola and Loulo gold districts in adjacent Mali, being underlain by highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks along a seven-kilometre strike length of the Senegal-Mali Shear Zone.

The project hosts an indicated resource of 22.8 million tonnes averaging 1.7 grams of gold per tonne for 1.23 million ounces and an inferred resource of 10.96 million tonnes averaging 1.8 grams of gold per tonne for 635,000 ounces (see press release dated February 18, 2015). A significant percentage of the total resources are derived from the newly discovered Malikoundi deposit which is the largest deposit discovered to date on the property.

Next Steps

The Company's has completed its planned 50X50m infill delineation campaign initiated in 2014 with the completion of 12,416 metres of diamond drilling in 2015. An updated resource estimate is anticipated in the third quarter once the remaining assay results have been received, validated, and incorporated into the resource model.  On site, drilling continues in support of planned geotechnical and metallurgical sampling and testing programs which are due for completion during the quarter.

Technical Information and Quality Control Notes

The drilling results for the Falagountou estimate located in Burkina Faso contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the Essakane geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals are generally 1 to 1.5 meter in length. RC holes are sampled at 1 meter intervals at the drill rig. Samples are prepared at the Essakane site laboratory, and analyzed using LeachWELL rapid cyanide leach on 1000g subsample bottle roll. Solid residues are re-assayed using fire assay 50 grams charge whenever the LeachWELL result exceed 0.3 ppm. In order to validate the Essakane site laboratory results, 20% of pulps duplicates are re-assayed for LeachWell at the umpire analytical laboratories at Ouagadougou, Burkina Faso.

The drilling results for the Boto Gold Project in Senegal contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals are generally 1 metre in length. Samples are prepared at the Veritas Preparation Laboratory in Kedougou, Senegal and analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish at the Veritas Analytical Laboratory in Abidjan, Ivory Coast.

Qualified Persons
The mineral resource estimate for the Falagountou deposit has been carried out by G Mining Services Inc., an independent consultant, and is reported in accordance with National Instrument 43-101 requirements and CIM Estimation Best Practice Guidelines. The resource estimate was prepared by Réjean Sirois, ing. Vice President, Geology and Resources, G Mining Services Inc.

The information pertaining to Boto Gold in this news release was prepared under the supervision of Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

For both Boto Gold and Falagountou, the technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified Person has verified the data disclosed, and data underlying the information or opinions contained herein.

Cautionary Notes to Investors Regarding the Use of Resources

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

This news release uses the term "indicated resources". Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

This news release also uses the term "inferred resources". "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material, including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

Table 1: Boto Project Drilling Results – Malikoundi Deposit
Hole#	UTM (WGS84Zone29N)			AZ	DIP	EOH	From	To	Length	Grade
	Easting	Northing	Elevation	(degrees)	(degrees)	(m)	(m)	(m)	(m)	(g/t Au)
DBDD-2219	241818	1379164	166	115	-60	330	133	138	5	1.85
							152	213	61	2.61
including							170	174	4	8.44
including							178	180	2	11.87
							221	234	13	1.19
							252	260	8	1.81
							296	299	3	1.46
							308	330	22	2.94
DBDD-2222	241967	1379103	165	115	-60	238.5	12	23	11	11.29
including							14	19	5	21.61
							33	49	16	4.10
including							36	39	3	14.11
							156	165	9	1.05
							189	200	11	1.38
DBDD-2223	242001	1379079	165	115	-60	215	75	92	17	1.07
							159	161	2	1.02
DBDD-2224	242048	1379060	164	115	-60	180	81	85	4	1.10
							174	176	2	1.07
DBDD-2229	241954	1379216	165	115	-60	200	28	45	17	2.83
							127	135	8	1.16
							185	187	2	1.36
DBDD-2230	242000	1379192	165	115	-60	160	No Significant intersection
DBDD-2231	242041	1379168	165	115	-60	110	No Significant intersection
DBDD-2235	241908	1379349	165	115	-60	230	18	32	14	2.16
							78	103	25	0.68
							169	171	2	1.15
DBDD-2236	241952	1379326	165	115	-60	190	No Significant intersection
DBDD-2237	241998	1379306	165	115	-60	145	46	53	7	1.19
DBDD-2238	241770	1379529	165	115	-60	265	154	171	17	2.23
							192	200	8	1.22
							208	212	4	1.06
							222	246	24	0.64
DBDD-2239	241821	1379506	165	115	-60	230	79	108	29	1.33
							120	122	2	3.59
							137	148	11	1.10
							176	187	11	0.79
DBDD-2240	241910	1379471	165	115	-60	170	27	32	5	8.23
							125	129	4	1.12
							163	165	2	1.23
DBDD-2241	241821	1379643	165	115	-60	205	138	151	13	0.70
DBDD-2242	241874	1379608	165	115	-60	200	39	49	10	5.21
							40	50	10	4.48
including							40	42	2	19.95
							124	126	2	2.03
DBDD-2243	241919	1379587	165	115	-60	155	No Significant intersection
DBDD-2244	241869	1379746	164	115	-60	173	25	29	4	1.52
							36	41	5	1.19
DBDD-2245	241729	1379549	165	115	-60	305	209	225	16	2.31
							249	259	10	1.06
							268	289	21	0.77
DBDD-2246	241829	1379766	164	115	-60	140	77	79	2	4.29
DBDD-2249	241875	1379807	164	115	-60	80	No Significant intersection
DBDD-2250	241957	1379768	164	115	-60	90	No Significant intersection
DBDD-2251	242004	1379747	165	115	-60	45	No Significant intersection
DBDD-2260	241681	1379344	165	115	-60	445	282	316	34	1.62
							325	336	11	1.95
							415	432	17	1.33

Table 1: Boto Project Drilling Results – Malikoundi Deposit
Hole#	UTM (WGS84Zone29N)			AZ	DIP	EOH	From	To	Length	Grade
	Easting	Northing	Elevation	(degrees)	(degrees)	(m)	(m)	(m)	(m)	(g/t Au)
DBDD-2261	241727	1379323	166	115	-60	415	228	236	8	1.10
							245	264	19	0.65
							270	274	4	1.87
							403	415	12	2.07
DBDD-2262	242088	1379155	165	115	-60	50	No Significant intersection
DBDD-2266	241639	1379254	166	115	-60	465	334	348	14	1.65
							377	397	20	6.52
including							379	383	4	13.63
including							391	394	3	8.26
							408	413	5	2.24
							432	465	33	4.28
including							443	445	2	9.20
including							448	450	2	11.81
including							459	465	6	8.29
DBDD-2267	241683	1379233	166	115	-60	430	303	325	22	0.64
							348	381	33	1.74
							398	410	12	2.47
DBDD-2270	241688	1379177	166	115	-60	430	297	345	48	2.23
							398	401	3	1.02
•	Drill hole intercepts are calculated using a minimum down-hole length of 2 meters, a cut-off grade of 0.5 g/t gold, a global assay cap of 25 g/t gold and may include up to 5 metres of internal dilution.
•	Higher grade sub-intervals are reported for intervals equal to or exceeding an 8.0 g/t gold cut-off grade and are calculated using the same parameters as described above.
•	The true widths of intersections are unknown at this time, but are interpreted to approximate the reported downhole lengths.
•	Only downhole intervals exceeding 10m are reported for drill hole intercepts grading less than 1.0 g/t gold.
•	Assay results for DBDD-2247, DBDD-2248, DBDD-2252 to DBDD-2258, DBDD-2263 to DBDD-2265, DBDD-2268, DBDD-2269 and DBDD-2271 to DBDD-2281 are pending.

SOURCE IAMGOLD Corporation

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%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952 Mobile: (416) 670-3815; Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile (647) 280-0519; Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:05e 23-APR-15